SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AtriCure, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value per Share

(Title of Class of Securities)

04963C 20 9

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 04963C 20 9	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Michael D. Hooven
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 781,634*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 781,634*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,634*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.77%
12	TYPE OF REPORTING PERSON* IN

*  Includes 334,211 shares held by a trust for the benefit of Mr. Hooven (the Michael D. Hooven 2004 Trust FBO Michael); 63,669 shares held by Mr. Hooven; 30,001 shares underlying options held by Mr. Hooven; 334,211 shares held by a trust for the benefit of Susan Spies, Mr. Hooven’s wife (the Michael D. Hooven 2004 Trust FBO Susan); 18,421 shares held by a trust for the benefit of Brian A. Hooven, Mr. Hooven’s son (the Susan Spies 2004 Children’s Trust) and 1,121 shares held by Brian A. Hooven.  Mr. Hooven serves as the trustee of the trust for the benefit of himself and for the Susan Spies 2004 Children’s Trust.  Mr. Hooven may be deemed to share voting and investment power with respect to the shares held by the trust for the benefit of his wife, the shares held by his wife and the shares held by the Susan Spies 2004 Children’s Trust and the shares held by his son, and Mr. Hooven disclaims beneficial ownership of these shares except as to his pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Susan Spies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 781,634*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 781,634*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,634*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.77%
12	TYPE OF REPORTING PERSON* IN
*  Includes 334,211 shares held by a trust for the benefit of Ms. Spies (the Michael D. Hooven 2004 Trust FBO Susan); 334,211 shares held by a trust for the benefit of Mr. Hooven (the Michael D. Hooven 2004 Trust FBO Michael); 63,669 shares held by Mr. Hooven; 30,001 shares underlying options held by Mr. Hooven; 18,421 shares held by a trust for the benefit of Brian A. Hooven, Mr. Hooven’s son (the Susan Spies 2004 Children’s Trust) and 1,121 shares held by Brian A. Hooven.  Ms. Spies serves as the trustee of the trust for the benefit of herself.  Ms. Spies may be deemed to share voting and investment power with respect to the shares held by the trust for the benefit of Mr. Hooven and the shares held by the Susan Spies 2004 Children’s Trust and the shares held by Mr. Hooven's son, and Ms. Spies disclaims beneficial ownership of these shares except as to his pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Michael D. Hooven, Trustee for the Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 334,211*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 334,211*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,211*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04%
12	TYPE OF REPORTING PERSON* OO

*  Mr. Hooven is the trustee of the trust for the benefit of himself (the Michael D. Hooven 2004 Trust FBO Michael).  While Ms. Spies may be deemed to share voting and investment power with respect to these shares, she disclaims beneficial ownership of these shares, except as to her pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Susan Spies, Trustee for the Michael D. Hooven 2004 Trust FBO Susan, dated 8/3/04
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 334,211*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 334,211*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,211*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04%
12	TYPE OF REPORTING PERSON* OO

*  Ms. Spies is the trustee of the trust for the benefit of herself (the Michael D. Hooven 2004 Trust FBO Susan).  While Mr. Hooven may be deemed to share voting and investment power with respect to these shares, he disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Michael D. Hooven, Trustee for the Susan Spies 2004 Children’s Trust, dated 8/3/04
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,421*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,421*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,421*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%
12	TYPE OF REPORTING PERSON* OO

*  Mr. Hooven is the trustee of the Susan Spies 2004 Children’s Trust.  While Mr. Hooven and Ms. Spies may be deemed to share voting and investment power with respect to these shares, they each disclaim beneficial ownership of these shares, except as to their pecuniary interest therein.

Page 7 of 10 Pages

Item 1(a)	Name of Issuer: AtriCure, Inc.

Item 1(b)	Address of Issuer's Principal Executive Office: 6217 Centre Park Drive West Chester, OH 45069

Item 2(a)
Name of Person Filing:  This statement on Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

	(1)	Michael D. Hooven
	(2)	Susan Spies
	(3)	Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04
	(4)	Michael D. Hooven 2004 FBO Susan, dated 8/3/04
	(5)	Susan Spies 2004 Children’s Trust, dated 8/3/04

The entities and persons named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  Mr. Hooven is the trustee of the Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04 and the Susan Spies 2004 Children’s Trust, dated 8/3/04.  Ms. Spies is the trustee of the Michael D. Hooven 2004 Trust FBO Susan, dated 8/3/04.  Mr. Hooven and Ms. Spies are husband and wife.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly, in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that either of them is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any shares covered by this Statement held by any other person.

Item 2(b)
Address of Principal Business Office or, if none, Residence:

Michael D. Hooven, Susan Spies, Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04, Michael D. Hooven 2004 FBO Susan, dated 8/3/04, Susan Spies 2004 Children’s Trust, dated 8/3/04:

7778 Bennington Drive
Cincinnati, Ohio 45241

Item 2(c)	Citizenship:

	(1)	Michael D. Hooven - United States
	(2)	Susan Spies - United States
	(3)	Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04 - Ohio
	(4)	Michael D. Hooven 2004 FBO Susan, dated 8/3/04 - Ohio
	(5)	Susan Spies 2004 Children’s Trust, dated 8/3/04 - Ohio

Item 5	Ownership of 5% or Less of Class: X

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

/s/ Michael D. Hooven
Name: Michael D. Hooven

/s/ Susan Spies
Name: Susan Spies

Michael D. Hooven 2004 Trust FBO Michael

By:	/s/ Michael D. Hooven, Trustee
Name: Michael D. Hooven
Title: Trustee

Michael D. Hooven 2004 Trust FBO Susan

By:	/s/ Susan Spies, Trustee
Name: Susan Spies
Title: Trustee

Susan Spies 2004 Children’s Trust

By:	/s/ Michael D. Hooven, Trustee
Name: Michael D. Hooven
Title: Trustee

Page 10 of 10 Pages

Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 Par Value, of AtriCure, Inc. and further agree that this Joint Filing Agreement be include as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 7, 2012.

/s/ Michael D. Hooven
Name: Michael D. Hooven

/s/ Susan Spies
Name: Susan Spies

Michael D. Hooven 2004 Trust FBO Michael

By:	/s/ Michael D. Hooven, Trustee
Name: Michael D. Hooven
Title: Trustee

Michael D. Hooven 2004 Trust FBO Susan

By:	/s/ Susan Spies, Trustee
Name: Susan Spies
Title: Trustee

Susan Spies 2004 Children’s Trust

By:	/s/ Michael D. Hooven, Trustee
Name: Michael D. Hooven
Title: Trustee